Exhibit 99.1

Uxin Announces Private Placement of Convertible Notes for US$230 Million

BEIJING, CHINA, May 29, 2019 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), the largest used car e-commerce platform in China, today announced that it has entered into a convertible note purchase agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors, pursuant to which Uxin will issue and sell convertible notes in an aggregate principal amount of US$230 million to the investors through a private placement. The private placement is subject to customary closing conditions and is expected to close by June 2019.

The convertible notes will bear interest at a rate of 3.75% per annum from the issuance date and mature in five years. Each note will be convertible into Class A ordinary shares of the Company at a conversion price of US$1.03 per share (equivalent to US$3.09 per ADS) at the holder’s option after a 180-day period. Upon closing of the transaction, each of 58.com, Warburg Pincus and TPG will have the right to nominate one director to the Company’s board of directors, and the Company and 58.com will enter into strategic cooperation in the areas including traffic and inventory acquisition, used-car inspections, big data analysis and SaaS.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We are very pleased to welcome 58.com as our new strategic investor, and receive continued support from our pre-IPO investors who value Uxin’s long-term strategy and growth. We will also form an in-depth strategic partnership with 58.com, particularly in the areas of traffic and inventory acquisition, used-car inspections, big data analysis and SaaS.”

Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com, commented “We see enormous growth potential in China’s used car market and believe that the volume of used-car transactions will overtake that of new cars in the years ahead. The user experience for selling and buying used cars locally or across regions in China is evolving and improving through continued innovation and investment. 58 Used Car, a leading online used car platform for consumers and businesses that is part of our multi-content category classifieds platform, will benefit from Uxin’s tremendous offline transaction-related expertise. Uxin’s cross-regional transaction business has been generating strong growth momentum over the last several quarters. We believe this investment will create strong synergies for both companies and help optimize and strengthen traffic and inventory acquisition, used-car inspections, big data analysis and SaaS development. By jointly integrating our online and offline services, we will be ideally positioned to significantly enhance the user experience for purchasing used cars and drive greater efficiency in this growing market.”

Mr. Julian Cheng, Managing Director, Co-head of China at Warburg Pincus, said, “There is huge potential in China’s used car sector. As a leading player, Uxin has been a pioneer in digitizing the used car industry through its revolutionary business model. Warburg Pincus will continue to support Uxin’s growth strategy, as we remain confident in the company’s vision and capability to create long-term value.”

Mr. Chang Sun, Managing Partner of TPG China, said, “We are very pleased to participate in this round of financing for Uxin and continue to support the development of its innovative cross-regional business. We believe Uxin will increase its market share and further expand its leadership in China’s used car market through its highly efficient one-stop service model.”

Mr. Dai added, “With this new funding, we will continue to enhance our ability to carry out cross-regional used car transactions, empowered by our industry-leading super supply chain. Looking ahead, with our full suite of service offerings from standardized inspections, online inventory display, nationwide offline service and fulfillment network, to our comprehensive aftersales services, we are confident that we will further solidify our leadership position in China’s used car e-commerce sector.”

About Uxin

Uxin Limited (Nasdaq: UXIN) is the largest used car e-commerce platform in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers and dealers to buy and sell cars through an innovative integrated online and offline platform that addresses each step of the transaction and covers the entire value chain. Its online presence is bolstered by an offline network of more than 1,300 service centers in over 400 prefecture-level cities throughout China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

For media enquiries, please contact:

Yi-Ke Hong

Brunswick Group

Tel: +86 10 5960-8600

Email: uxin@brunswickgroup.com